Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2011 First Quarter Results as well as the Shareholders’ Letter, Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2011 First Quarter Results conference call can be accessed via webcast on May 11, 2011 at 2 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 1:50 p.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
OPERATING CASH FLOW OF $231 MILLION FOR FIRST QUARTER OF 2011

TORONTO, May 11, 2011 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM) today announced its financial results for the quarter ended March 31, 2011. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three months ended March 31
US$ millions (except per share amounts)	2011	2010

Net Income – total	$570	$409
– for common shareholders	278	164

Cash flow from operations – prior to gains	$218	$230
Cash flow from operations	231	366

Net income per share	$0.41	$0.25
Cash flow from operations per share – prior to gains	0.31	0.37
Cash flow from operations per share	0.33	0.60

“We continue to integrate the many investments we made over the past three years and operationally improve returns across our businesses, and we see strong organic growth opportunities across the company,” commented Bruce Flatt, CEO of Brookfield. “Our businesses are generating $4 billion of annual cash flow, and we are well positioned to enhance the performance of our existing portfolio and make new investments where we see value.”

Highlights

•
Operating cash flow, excluding disposition gains was $218 million ($0.31 per share) for the quarter, which is consistent with the $230 million ($0.37 per share) reported on a comparable basis last year.

•
Achieved net income for the first quarter 2011 of $570 million compared with $409 million last year, of which $278 million ($0.41 per share) was attributable to Brookfield’s common shareholders compared with $164 million ($0.25 per share) last year.

1 |  Brookfield Asset Management Inc. – 2011 Q1 Results

•	Increased the company’s interest in General Growth Properties (“GGP”) to approximately 40%.

•	Achieved a total return of $0.75 per share, even though only a portion of the balance sheet is revalued quarterly.

•	Increased capital under management for clients by $2 billion to $52 billion. Base management fees were $47 million compared to $35 million in the 2010 quarter.

•	Completed over $8 billion of capital raising initiatives in the first quarter of 2011, and a further $3 billion since the end of the quarter.

•
Signed 2.9 million square feet of new commercial office leases, with a further 9.5 million square feet in serious discussions, benefitting from continued improvement in most of Brookfield’s major markets. GGP is now fully focused on upgrading its leasing profile, rationalizing the portfolio and refinancing debt on attractive terms.

•
Continued to integrate Brookfield’s infrastructure businesses following the completion of the merger with Prime Infrastructure late last year and to secure new contracts in the company’s rail and port operations.

•
Completed the merger of Brookfield’s North American residential businesses, while the company’s Brazilian residential businesses completed R$466 million of launches and contracted sales of R$638 million, both of which represented substantial increases when compared to 2010.

Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income prior to fair value changes, depreciation and amortization, and future income taxes and includes certain disposition gains that are not otherwise included in net income as determined under IFRS, and after deducting the associated interests of non-controlling shareholders. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income attributable to common shareholders in the Supplemental Information available at www.brookfield.com and on page 6 of this release. Cash flow from operations is a non-IFRS measure which does not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Intrinsic Value

The intrinsic value of Brookfield’s common equity was $37.76 per share at March 31, 2011. This includes net tangible asset value of $31.71 per share and $6.05 per share related to the company’s asset management franchise. Please see page 4 of this release for further information on the company’s intrinsic value.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on August 31, 2011, to shareholders of record as at the close of business on August 1, 2011. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investors /Stock and Dividend Information.

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Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

March 31, 2011 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

The attached statements are based primarily on information that has been extracted from our unaudited financial statements for the quarter ended March 31, 2011, which have been prepared using the standards and interpretations currently issued under International Financial Reporting Standards. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has approximately $150 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “could,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: our ability to integrate investments and improve returns across our businesses; our expectation of strong organic growth opportunities across the company; the amount of annual cash flow generated by our businesses; our ability to enhance the performance of our existing portfolio and make new investments and the outcome of the leasing of 9.5 million square feet of new commercial office space that is in serious discussion. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

3|  Brookfield Asset Management Inc. – 2011 Q1 Results

STATEMENTS OF INVESTED CAPITAL AND INTRINSIC VALUE

(Unaudited)	March 31	December 31
US$ millions (except per share amounts)	2011	2010
Assets
Operating platforms
Renewable power generation	$7,685	$7,492
Commercial properties	8,842	6,909
Infrastructure	1,920	1,905
Development activities	3,314	3,184
Private equity and finance	2,226	2,155
Cash and financial assets	1,513	1,543
Other assets	724	919
Asset management and other services	1,867	1,800
	$28,091	$25,907

Liabilities
Corporate borrowings	$3,062	$2,905
Subsidiary borrowings	885	858
Other liabilities	1,516	1,556
	5,463	5,319
Capitalization
Capital securities	689	669
Shareholders’ equity
Preferred equity	1,893	1,658
Common equity (net tangible asset value)	20,046	18,261
	22,628	20,588
	$28,091	$25,907

Intrinsic value per common share
Net tangible asset value	$31.71	$30.96
Asset management franchise value	6.05	6.49
Intrinsic value	$37.76	$37.45

Notes:

Invested capital in these statements represents the capital invested by the company in its operations on a segmented basis, net of the underlying liabilities and non-controlling interests. The balances are derived from the company’s IFRS balance sheets and adjusted to exclude deferred income taxes and to include adjustments to reflect the fair value of assets and liabilities that are carried at historical book values or otherwise not recognized in the company’s IFRS balance sheets. Common equity on this basis is referred to as net tangible asset value.

Intrinsic value per common share includes net tangible asset value as well as the value attributed to the company’s asset management franchise.

Asset management franchise value represents management’s estimate of the value attributable to the company’s asset management activities that is not otherwise included in net tangible asset value, based on current capital under management, associated fee arrangements, and potential growth.

Accordingly, the statements above differ from the company’s Consolidated Balance Sheets contained in its quarterly financial statements, which are prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Asset Management’s financial position and to refer to the company’s Financial Review and Supplemental Information, available at www.brookfield.com, which contains a full reconciliation between these two bases of presentation.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
Three months ended March 31 US$ millions (except per share amounts)	2011	2010
Total revenues	$3,583	$3,031

Asset management and other services	76	71
Revenues less direct operating costs
Renewable power generation	186	239
Commercial properties	310	279
Infrastructure	188	47
Development activities	52	71
Private equity and finance	69	74
Equity accounted income	177	115
Investment and other income	149	141
	1,207	1,037
Expenses
Interest	546	427
Operating costs	115	93
Current income taxes	33	21
Net income prior to other items	513	496
Other items
Fair value changes	282	128
Depreciation and amortization	(221)	(179)
Deferred income tax	(4)	(36)
Net income	$570	$409

Net income attributable to:
Common shareholders	$278	$164
Non-controlling interests	292	245
	$570	$409

Net income per common share
Diluted	$0.41	$0.25
Basic	$0.42	$0.26

Notes:
The foregoing table includes the results attributable to non-controlling interests whereas the corporation’s segmented operating results presented elsewhere do not.

5|  Brookfield Asset Management Inc. – 2011 Q1 Results

RECONCILIATION OF NET INCOME TO CASH FLOW FROM OPERATIONS

(Unaudited)
Three months ended March 31 US$ millions (except per share amounts)	2011	2010
Net income attributable to common shareholders (see page 5)	$278	$164
Adjust for the following items1
Fair value changes	(156)	(63)
Depreciation and amortization	164	157
Deferred income tax	(58)	23
Attributable to common shareholders	228	281
Add: disposition gains recognized in equity under IFRS	3	85
Cash flow from operations	$231	$366

1.	Excludes amounts attributable to non-controlling interests

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